Exhibit 1.01

Conflict Minerals Report

ACCO Brands Corporation has included this Conflict Minerals Report as an exhibit to its Form SD for 2024 as provided for in Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD (collectively, the “Conflict Minerals Rule”). The date of filing of this Conflict Minerals Report is May 28, 2025. Unless the context indicates otherwise, the terms “ACCO Brands,” “we,” “its,” “us” and “our” refer to ACCO Brands Corporation and its consolidated domestic and international subsidiaries. As used herein and consistent with the Conflict Minerals Rule, “Conflict Minerals” or “3TG” are columbite-tantalite (coltan), cassiterite, gold, wolframite and the derivatives tantalum, tin and tungsten, without regard to the location of origin of the minerals or derivative metals. Also, the term “suppliers,” unless otherwise indicated by the context, includes third-party facilities with which we contract to manufacture certain products, and entities from which our manufacturing facilities and third-party facilities directly obtain components or materials for our products.

Forward-Looking Statements

This document contains forward-looking statements within the meaning of the federal securities laws. Any statements that do not relate to historical or current facts or matters are forward-looking statements. You can identify some of the forward-looking statements by the use of forward-looking words, such as “intend” and the like, or the use of future tense. Statements concerning current conditions may also be forward-looking if they imply a continuation of current conditions. Examples of forward-looking statements include, but are not limited to, statements concerning the additional steps that we intend to take to mitigate the risk that our necessary 3TG benefit armed groups.

Forward-looking statements are subject to risks and uncertainties that could cause actual actions or performance to differ materially from those expressed in the forward-looking statements. These risks and uncertainties may include, but are not limited to, (1) the continued implementation of satisfactory traceability and other compliance measures by our direct and indirect suppliers on a timely basis or at all, (2) whether smelters and refiners (“SORs”) and other market participants responsibly source 3TG and (3) political and regulatory developments, whether in the Democratic Republic of the Congo (“DRC”) region (the “Covered Countries”), the United States or elsewhere. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of filing of this document. We do not intend, and undertake no obligation, to publish revised forward-looking statements to reflect events or circumstances after the date of filing of this document or to reflect the occurrence of unanticipated events.

Applicability of the Conflict Minerals Rule to Our Company

ACCO Brands is a leading global consumer, technology and business branded products company, providing well-known brands and innovative product solutions used in schools, homes and at work. Some of the products that we manufacture or contract to manufacture contain third-party components or materials that include 3TG that are necessary to the functionality or production of the products. 3TG content constitutes a small portion of the materials content of our products and most of our products do not contain any 3TG. Our in-scope products taken together as a whole contain all four 3TG, although each individual product does not contain each 3TG.

We do not directly source 3TG from mines or SORs, and we believe that we are in most cases many levels removed from these market participants. However, through the efforts described in this Conflict Minerals Report, we seek to ensure that our sourcing practices are consistent with our Conflict Minerals Policy, which is described below, and to encourage responsible sourcing by our supply chain.

Product and SOR information in respect of 2024 is described under “Product, Smelter and Refiner and Country of Origin Information” below.

Our Conflict Minerals Policy

We are committed to the responsible sourcing of 3TG, including from the Covered Countries. We also take seriously our regulatory obligations, including under the Conflict Minerals Rule. To these ends, we have adopted and communicate to our suppliers and the public a company policy (the “Conflict Minerals Policy”) for the supply chain of 3TG.

The Conflict Minerals Policy, which is available at our website at https://www.accobrands.com/values/corporate-social-responsibility/, includes, but is not limited to, our expectations that our suppliers:

1.
Source 3TG only from sources that do not support conflict.
2.
Where possible, source 3TG from SORs that are conformant with an independent “conflict free” assessment protocol.
3.
Work with their suppliers to ensure traceability of 3TG at least to the smelter or refiner level. ACCO Brands reserves the right to request further evidence of the supply chain down to the mine level.
4.
Submit to ACCO Brands on request a completed Responsible Minerals Initiative (the “RMI”) Conflict Minerals Reporting Template (“Template”) and provide ACCO Brands with such written certifications and other information concerning the origin of 3TG included in products, components and/or parts supplied to it as it may request from time to time.
5.
Adopt a risk management strategy with respect to identified risks in the supply chain that is consistent with the Conflict Minerals Policy.
6.
Otherwise adopt policies, procedures, and systems with respect to 3TG sourcing consistent with the Conflict Minerals Policy and the Organisation for Economic Co-operation and Development’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (including its related supplements, the “OECD Guidance”).
7.
Encourage their direct and indirect suppliers to adopt policies and procedures that are consistent with the Conflict Minerals Policy.

In addition, our Global Social Responsibility Policy provides that suppliers shall only use materials derived from operations that are in compliance with the environmental and social laws and regulations of the country of origin. Due diligence is required to be exercised by suppliers with respect to sourcing and extraction of raw materials, including 3TG used in products. The due diligence is required to be consistent with relevant parts of the OECD Guidance or equivalent processes. Our Global Social Responsibility Policy is available on our website at https://www.accobrands.com/social-responsibility-page/. The information contained on our website is not incorporated by reference into the Form SD or this Conflict Minerals Report and should not be considered part of the Form SD or this Conflict Minerals Report.

We do not seek to embargo responsibly sourced 3TG from the Covered Countries or conflict-affected and high-risk areas.

Reasonable Country of Origin Inquiry Information

Our outreach included 293 direct suppliers (the “Suppliers”) that we determined to potentially have contracted to manufacture products for us that contain 3TG necessary to the products’ functionality or production, or that provided us with components or materials that contain necessary 3TG. We determined which of our products were in-scope or potentially in-scope for purposes of the Conflict Minerals Rule through product specifications, bills of material, visual inspection, supplier inquiries and other information known to us. Scoping determinations with respect to products that we contracted to manufacture or may have contracted to manufacture also were based on our degree of influence over the products’ manufacture.

For our reasonable country of origin inquiry, to the extent applicable, we utilized the same processes and procedures as for our due diligence, in particular Steps 1 and 2 of the OECD Guidance, which are discussed later in this Conflict Minerals Report. In connection with our reasonable country of origin inquiry, we requested information from the Suppliers. For 2024, the Suppliers identified to us 249 SORs as potentially having processed the necessary 3TG contained in our in-scope products. Based on our reasonable country of origin inquiry, we concluded that 148 of these SORs sourced entirely from outside of the Covered Countries, including from recycled or scrap sources, as described under “Product, Smelter and Refiner and Country of Origin Information.” Our conclusions concerning mineral origin are based on information provided by the third-party service provider.

Pursuant to the Conflict Minerals Rule, based on the results of our reasonable country of origin inquiry, we exercised due diligence for 2024. These due diligence efforts are discussed in this Conflict Minerals Report.

Due Diligence Measures

Design Framework

We designed our due diligence measures relating to 3TG to conform with, in all material respects, the criteria set forth in the OECD Guidance, Third Edition.

Selected Elements of Design Framework and Due Diligence Program

The OECD Guidance has established a five-step framework for due diligence as a basis for responsible global supply chain management of minerals from conflict-affected and high-risk areas. Selected elements of our due diligence program, including selected due diligence measures that we took in respect of 2024, are discussed below. However, these are not all of the elements of the program that we have put in place to help ensure that the 3TG contained in our products are responsibly sourced. The headings below conform to the headings used in the OECD Guidance for each of the five steps.

1.
OECD Guidance Step One: “Establish strong company management systems”
a.
We maintain a Conflict Minerals Policy. The Conflict Minerals Policy is posted on our website and distributed electronically to selected employees and suppliers.
b.
The Global Compliance Team reports to the General Counsel for purposes of 3TG compliance. The Global Compliance Team works with all ACCO Brands business groups to determine potentially in-scope products and suppliers. We also utilize specialist outside counsel and other consultants to assist us with our compliance efforts. Some of the activities described in this Conflict Minerals Report are performed by a third-party service provider on our behalf.
c.
We are a member of the RMI, and we use the Template developed by the RMI to identify SORs in our supply chain.
d.
We maintain business records relating to 3TG due diligence, including records of due diligence processes, findings and resulting decisions, on a computerized database for at least five years.
e.
We have a grievance mechanism for employees, suppliers, and other interested parties to report violations of our Conflict Minerals Policy, either through a hotline or confidential web form. The contact information for our grievance mechanism is as follows: ACCOethics.com or 1.800.461.9330.
f.
Our form of vendor contract requires that suppliers represent and warrant that they are aware of ACCO Brands’ commitment to not source 3TG from sources that benefit armed groups and that they understand their obligation and agree to collect and report their sources of 3TG to ACCO Brands.
2.
OECD Guidance Step Two: “Identify and assess risk in the supply chain”
a.
We requested in writing that the Suppliers provide us with information, through the completion of the Template, concerning the usage and source of 3TG in the products, components and materials that they sold to us, as well as information concerning their related compliance efforts. We followed up by email or phone with Suppliers that did not respond to the request within a specified time frame. For 2024, we sent requests to 293 Suppliers to provide us with information through the completion of a Template. We received responses from approximately 98% of the Suppliers.
b.
We reviewed the completed responses received from the Suppliers. We followed up by email or phone with Suppliers that submitted an incomplete response or a response that we determined contained errors or inaccuracies, that raised quality control flags or that we determined not to be suitable based on our written review criteria, in each case requesting the Supplier submit a revised response. We followed up with other Suppliers when determined to be appropriate by us. Pursuant to our risk mitigation strategy, for 2024, we escalated within ACCO Brands certain Suppliers that did not respond on a timely basis or provide requested information.
c.
To the extent that a completed response identified a SOR, we reviewed this information against the list of Conformant (as defined below) SORs published by the RMI and the country of origin information made available by the third-party service provider. 213, or approximately 86%, of the identified SORs were listed as Conformant by the RMI as of April 18, 2025, and 3, or approximately 1%, were listed as Active as of that date. These terms are described later in this Conflict Minerals Report.

d.
If a SOR identified by a supplier is not listed as Conformant by the RMI, we consult publicly available information to attempt to determine whether that SOR obtained 3TG from sources that directly or indirectly financed or benefitted armed groups in the DRC Region. We also attempt to contact the SOR to gain more information about its sourcing practices, including countries of origin and transfer and whether there are internal due diligence procedures in place or other processes that the SOR takes to track the chain of custody on the source of its 3TG.
e.
If a supplier is unable to provide a Template, we request information on the suppliers’ tier-2 suppliers. The tier-2 suppliers, and subsequent tiers of suppliers that are identified, are then contacted by the third-party service provider following the applicable procedures described above.
f.
Based on the information furnished by our suppliers and other information known to us, we assess the risks of adverse impacts.
3.
OECD Guidance Step Three: “Design and implement a strategy to respond to identified risks”
a.
Our Global Compliance Team reported the findings of its supply chain risk assessment to our General Counsel, who then provides updates of developments to ACCO Brands’ Audit Committee, to the extent they are material.
b.
We address identified risks on a case-by-case basis. This flexible approach enables us to tailor the response to the risks identified.
c.
In addition, to the extent that identified SORs are not Conformant, we seek to exercise leverage over these SORs to become Conformant through our participation in and support of the RMI. We also utilize information provided by the RMI to its members to monitor SOR improvement.
4.
OECD Guidance Step Four: “Carry out independent third-party audit of supply chain due diligence at identified points in the supply chain”

In connection with our due diligence, we utilize and rely on information made available by the RMI concerning independent third-party audits of SORs to assess SOR due diligence and to determine whether SORs are Conformant. We also support independent third-party audits through our membership in the RMI.

5.
OECD Guidance Step Five: “Report on supply chain due diligence”

We file a Form SD and a Conflict Minerals Report with the Securities and Exchange Commission and make these documents available on our website.

Product, Smelter and Refiner and Country of Origin Information

For 2024, the following categories of products that we manufactured or contracted to manufacture contained 3TG that were necessary to the functionality or production of the products, and were treated as in-scope for purposes of our compliance: (1) Computer Accessories; (2) Electrical Machines & Staples; (3) Stationery; (4) Presentation Products; (5) Integrated OEM Punch & Bind Products; (6) Do-it-yourself Tools; (7) Health and Wellness; and (8) Gaming Accessories. Not all of our products in each of these categories were in-scope in 2024. For a further discussion of our products, see our Annual Report on Form 10-K for the fiscal year ended December 31, 2024.

Due to the challenges of tracing a multi-tier supply chain, for 2024, we were unable to determine the origin of at least some of the necessary 3TG content contained in each of our in-scope products. For 2024, we did not conclude that any of our products were “DRC conflict free.”

In connection with our due diligence or reasonable country of origin inquiry, as applicable, the Suppliers identified to us certain facilities as potentially having processed the necessary 3TG contained in our in-scope products in 2024, as described in the table below. Not all of the included facilities may have processed the necessary 3TG contained in our in-scope products, since, in some cases, Suppliers may have reported to us SORs that were not in our supply chain, due to over-inclusiveness in the information received from their suppliers or for other reasons. The SORs described below may not be all of the SORs in our supply chain, since the Suppliers did not identify the processors of some of the necessary 3TG content contained in our in-scope products, and since we did not receive responses from all of the Suppliers.

Please see the notes that accompany the table for additional information concerning the data contained in the table.

Smelter and Refiner and Country of Origin Information (1)

	Conformant				Active	On Smelter Look-up List Tab Only
	DRC Region Sourced	Non-DRC Region Sourced	Not Disclosed	Recycled or Scrap
Tantalum (Total Unique Smelters = 34)	18	15	4	2	0	1
Tin (Total Unique Smelters = 74)	12	53	18	3	1	8
Tungsten (Total Unique Smelters = 36)	9	22	7	1	0	5
Gold (Total Unique Refiners = 105)	7	77	12	10	2	19

1.
We note the following in connection with the information contained in the foregoing table:
a.
The included SORs only include those reported entities that were listed on the Smelter Look-up tab to the Template because those are the only reported entities that we were able to determine were SORs.
b.
“Conformant” means that the SOR has successfully completed an assessment against the applicable Responsible Minerals Assurance Process (“RMAP”) standard or an equivalent cross-recognized assessment. Included SORs were not necessarily Conformant for all or part of 2024 and may not continue to be Conformant for any future period.
c.
“Active” means that the SOR is currently engaged in the RMAP, but a conformance determination has yet to be made.
d.
“Smelter Look-up List Tab Only” means that a SOR is listed on the Smelter Look-up list tab of the CMRT but is not listed as “Conformant” or “Active.” The RMI website notes that, due to the eligibility criteria for an RMAP assessment, SORs are sometimes removed from the Conformant list because they are no longer operational and not because they are non-conformant to the standard.
e.
The compliance status reflected in the table is based solely on information made publicly available by the RMI, without independent verification by us.
f.
Origin information was derived from information made available by the third-party service provider, without independent verification by us. According to this information, some of the Conformant SORs may have sourced from both within the DRC Region and from outside the DRC Region. If a SOR sourced from multiple sources, we were not able to determine the origin of the 3TG specific to our in-scope products. SORs for which origin information is made available are listed in each category from which they may have sourced. Therefore, not all of the origin information reflected in the table may apply to the necessary 3TG in our in-scope products.
g.
A SOR is indicated as “Conformant - Not Disclosed” if it is Conformant but origin information was unavailable.
h.
All information in the table is as of April 18, 2025.
2.
We endeavored to determine the mine or location of origin of the 3TG contained in our in-scope products by requesting that the Suppliers provide us with a completed Template concerning the source of the 3TG in the components, products and materials sourced from them. Where a SOR was identified, we also reviewed information made available by the RMI to its members and publicly available information, to the extent available, to try to determine the mine or location of origin.

Additional Risk Mitigation Efforts

We intend to take the following additional steps in respect of our 2025 compliance to mitigate the risk that the necessary 3TG in our in-scope products benefit armed groups:

1.
Encourage Suppliers that provided company level information for 2024 to provide product level information for 2025 through ongoing outreach with these Suppliers.
2.
Engage with Suppliers that provided incomplete responses or that did not provide responses for 2024 to help ensure that they provide requested information for 2025.
3.
Encourage the continuing development and progress of traceability measures at Suppliers that indicated for 2024 that the source of 3TG was unknown or undeterminable.
4.
Provide information on 3TG compliance via the third-party service provider’s e-learning online modules and other communications.
5.
Communicate to new potentially in-scope suppliers our sourcing expectations, including through the dissemination of the Conflict Minerals Policy to them. In addition, as new in-scope suppliers are added, work with these suppliers to ensure that they understand the requirements of the Conflict Minerals Rule and the OECD Guidance.
6.
Complete additional supplier training to ensure suppliers understand the requirements of traceability, how to complete the Template, and our expectations.

All of the foregoing steps are in addition to the steps that we took in respect of 2024 described earlier in this Conflict Minerals Report, which we intend to continue to take in respect of 2025 to the extent applicable.